UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)



                         WESTPORT RESOURCES CORPORATION
                 (Formerly known as Belco Oil & Gas Corporation)
              ----------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    961418100
              ----------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              C/O HOWARD L. BOIGON
                         WESTPORT RESOURCES CORPORATION
                              1670 BROADWAY STREET
                                   SUITE 2800
                             DENVER, COLORADO 80202
                                 (303) 573-5404
              ----------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                             RICHARD M. PETKUN, ESQ.
                             GREENBERG TRAURIG, LLP
                          1200 17TH STREET, SUITE 2400
                             DENVER, COLORADO 80202
                                 (303) 572-6500

                                  JUNE 25, 2004
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box. [   ]

                         (continued on following pages)

CUSIP NO. 961418100              13D                         Page 2 of 4 Pages
--------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS:    MEDICOR FOUNDATION

       S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       OO (See Item 3)
--------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Liechtenstein
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
          NUMBER OF                      9,700,000 shares (See Item 5)
           SHARES              -------------------------------------------------
        BENEFICIALLY           8         SHARED VOTING POWER
          OWNED BY                       -0- shares (See Item 5)
            EACH               -------------------------------------------------
          REPORTING            9         SOLE DISPOSITIVE POWER
           PERSON                        9,700,000 shares (See Item 5)
            WITH               -------------------------------------------------
                               10        SHARED DISPOSITIVE POWER
                                         -0- (See Item 5)
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,700,000 shares (See Item 5)
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.3% (See Item 5)
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       OO
--------------------------------------------------------------------------------

                                                               Page 3 of 4 Pages


     This Amendment No. 5 relates to the Schedule 13D originally filed on behalf of the reporting person with the Securities and Exchange Commission on February 18, 2003, as amended by Amendment No. 1 filed on October 6, 2003, Amendment No. 2 filed on December 12, 2003, Amendment No. 3 filed on December 22, 2003 and Amendment No. 4 filed on April 7, 2004.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

Items 5 is hereby amended by replacing the text thereof in its entirety with the following:

     On June 25, 2004, the Merger Agreement was formally approved by holders of a majority of the outstanding shares of common stock of the Issuer and Parent, respectively. Following such approval, Issuer merged with and into Merger Subsidiary, with Merger Subsidiary being the surviving entity of the merger, and Issuer ceased to exist. As a result, the Issuer Common Stock ceased to trade on the New York Stock Exchange and became eligible for delisting from such exchange and for termination of registration under the Securities Exchange Act of 1934, and Medicor ceased to beneficially own any shares of Issuer Common Stock.

                                                               Page 4 of 4 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2004

                                            MEDICOR FOUNDATION


                                            By: /s/ Anton M. Lotzer
                                                --------------------------------
                                            Name:   Anton M. Lotzer
                                                 -------------------------------
                                            Title:  C.E.O.
                                                  ------------------------------